SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 2001

    OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from to .

Commission file number: 333-

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Cox Communications, Inc.
2000 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cox Communications, Inc.
1400 Lake Hearn Drive
Atlanta, Georgia 30319

Page Number in This Report
ITEMS 1 AND 2
FINANCIAL STATEMENTS
Independent Auditors’ Report	5
Statementsof Net Assets Available for Benefits as of December 31, 2001 and 2000	6
Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2001 and for the period from March 1, 2000 (Inception) through December 31, 2000	7
Notes to Financial Statements	8
EXHIBIT
Consent of Deloitte & Touche LLP	10

EXHIBIT INDEX

Exhibit Number

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.

CO	X COMMUNICATIONS, INC.

200	0 EMPLOYEE STOCK PURCHASE PLAN

Date:	March 29, 2002
/s/	Andrew A. Merdek
By	:
An	drew A. Merdek
Co	x Communications, Inc.
Co	rporate Secretary

INDEPENDENT AUDITORS’ REPORT

Sponsor and Participants
Cox Communications, Inc.
2000 Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Communications, Inc. 2000 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year ended December 31, 2001 and for the period from March 1, 2000 (Inception) through December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 and for the period from March 1, 2000 (Inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 22, 2002

COX COMMUNICATIONS, INC.
2000 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
	2001	2000
ASSET:
Receivable from Plan Sponsor	$19,468,350	$8,531,141
LIABILITY:
Distribution due to Plan participants	19,468,350	8,531,141

Net assets available for benefits	$—	$—

See notes to financial statements.

COX COMMUNICATIONS, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	YEAR ENDED DECEMBER 31, 2001	PERIOD FROM MARCH 1, 2000 (INCEPTION) THROUGH DECEMBER 31, 2000
ADDITION TO NET ASSETS ATTRIBUTED TO—
Employee contributions	$15,160,101	$9,656,925
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals from Plan	(4,222,892)	(1,125,784)
Distributions due to active Plan participants	(10,937,209)	(8,531,141)

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS—	—	—
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	—	—

End of period	$—	$—

See notes to financial statements

COX COMMUNICATIONS, INC.
2000 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000, FOR THE YEAR ENDED DECEMBER 31, 2001 AND FOR THE PERIOD FROM MARCH 1, 2000 (INCEPTION) THROUGH DECEMBER 31, 2000

1.	DESCRIPTION OF PLAN

The Cox Communications, Inc. 2000 Employee Stock Purchase Plan (the “Plan”) is a self-funded contributory stock purchase plan, which provides employees the option to purchase stock at a discounted price.

General—The Plan was adopted by Cox Communications, Inc. (the “Plan Sponsor”) On March 1, 2000 to allow eligible employees to purchase Plan Sponsor stock (up to 2,000,000 shares in the aggregate) at a discounted price. Eligible employees are employees of Plan Sponsor regularly scheduled to work at least 20 hours per week. There are four dates on which eligible employees may commence participation under the Plan, including April 1, 2000, October 1, 2000, April 1, 2001 and October 1, 2001. Any eligible employee who is employed on a grant date (January 3, 2000, August 1, 2000 February 1, 2001, and August 1, 2001) is eligible to participate in the Plan as of the entry date that immediately follows such grant date. If an eligible employee elects not to participate on such entry date, he or she will not be permitted to participate in the Plan at any later date. The purchase price per share offered under the Plan with respect to any grant date is the lower of 85% of the fair market value of the share as of such grant date or 90% of the fair market value of the Share at the end of the offering period. Shares will be offered to eligible employees for subscription during the period beginning with the applicable grant date and ending on the date 45 days after the grant date (the “Subscription Period”); provided that the Subscription Period with respect to the initial grant date under the Plan shall end 60 days after that grant date. Unless an employee has previously withdrawn from the Plan, shares will be issued on April 1, 2002 based on contributions to date. Employee payroll deductions under the Plan are included with the general funds of the Plan Sponsor and are subject to the creditors of the Plan Sponsor.

Contributions—Contributions to the Plan are made by the participants based on the amount of participant elections. Participants’ contributions are limited $13,000 during the purchase period from April 1, 2000 to March 31, 2002. Contributions are made primarily through automatic payroll deductions.

Distributions—Upon written request, participants may withdraw their total contributions or reduce their contributions prospectively. Distributions may be made in either cash or stock, with cash payments for any fractional shares. These two options are also available to an individual whose employment terminates due to death or retirement.

Administrative Expenses—The Compensation Committee of the Board of Directors of the Plan Sponsor administers the Plan. The expenses of administering the Plan are paid by the

Plan Sponsor.

Vesting and Termination—At all times, each Plan participant has a fully vested, nonforfeitable right to all cash amounts withheld from his or her paychecks.

The Plan may be terminated by the Board of Directors of the Plan Sponsor at any time. Upon such termination, shares of common stock will be issued to employees as if the Plan were terminated at April 1, 2002.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the accrual basis of accounting. The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for withdrawals. The liability due to participants represents accumulated payroll deductions to be disbursed to Plan participants for purchase of Plan Sponsor stock.

3.	INCOME TAXES

The right to purchase shares of common stock under the Plan is intended to constitute an option granted by the Plan Sponsor pursuant to an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code, and that such shares, for tax purposes, shall be treated in accordance with the provisions thereof.

An employee is not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee’s compensation do not reduce the amount of his or her income for tax purposes.